UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 55183/January 29, 2007

ADMINISTRATIVE PROCEEDING
File No. 3-12504

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In the Matter of   :
                                                   :   ORDER MAKING FINDINGS
ENERGY VISION INTERNATIONAL,   :   AND REVOKING REGISTRATION
   INC. (F/K/A DEMARCO ENERGY   :   BY DEFAULT
   SYSTEMS OF AMERICA, INC.)   :
                                                   :

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        The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on December 13, 2006, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). Respondent Energy Vision International, Inc. (Energy Vision), was served with the OIP on December 22, 2006. Its Answer was due ten days after service. See OIP at 2; 17 C.F.R. § 201.220(b).

        On January 9, 2007, I ordered Energy Vision to show cause, on or before January 23, 2007, why it should not be held in default and why the registration of its securities should not be revoked. To date, Energy Vision has failed to file an Answer to the OIP and failed to respond to the show cause order.

        Accordingly, Energy Vision is in default for failing to file an Answer or otherwise defend the proceeding. See 17 C.F.R. §§ 201.155(a), .220(f). As authorized by Rule 155(a) of the Commission's Rules of Practice, I deem the following allegations in the OIP to be true.

        Energy Vision (f/k/a DeMarco Energy Systems of America, Inc.) (CIK No. 1093993) is a Utah corporation located in Oxford, Mississippi, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Energy Vision is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2003, which reported a net loss of $365,948 for the prior three months. For fiscal year 2003, Energy Vision's auditors expressed uncertainty as to whether the company could continue as a going concern in light of its recurring losses and working capital deficiency. As of August 21, 2006, the company's common stock was quoted on the Pink Sheets, had thirteen market makers, and was eligible for the piggyback exemption of Exchange Act Rule 15c2-11(f)(3). Energy Vision's common stock had an average daily trading volume of 174,785 shares during the six months ended December 5, 2006.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Exchange Act Section 12(g). Specifically, Exchange Act Rule 13a-1 requires issuers to file annual reports (Forms 10-K or 10-KSB), and Rule 13a-13 requires issuers to file quarterly reports (Forms 10-Q or 10-QSB). Energy Vision has repeatedly failed to meet its obligations to file timely periodic reports. It also failed to cure its delinquency after being sent a delinquency letter by the Commission's Division of Corporation Finance requesting compliance with its periodic filing obligations. As a result of its failure to make required periodic filings, Energy Vision failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

In light of the foregoing, I find that it is necessary and appropriate for the protection of investors to revoke the registration of the securities of Energy Vision.

ORDER

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Energy Vision International, Inc., is REVOKED.

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James T. Kelly
Administrative Law Judge